
ANGLO
AMERICAN


SEC MAIL PROCESSING
RECEIVED
APR 0 5 2005
WASH. D.C. 185 SECTION

Company Secretarial Department

Linda Norris
Company Secretarial Assistant

Direct Fax +44 (0) 20 7698 8755
Direct Line +44 (0) 20 7698 8753
e-mail lnorris@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America





05007157

24 March, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 - 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notification of Directors' Interests in Anglo American plc dated 18 and 24 March 2005.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

PROCESSED
APR 1 1 2005
THOMSON
FINANCIAL

K:\Min\Compsec\SEC\announce let to SEC.doc
Anglo American plc

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,165,122 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 March 2005	26,084
15 March 2005	14,092
16 March 2005	1,111
17 March 2005	34,300
18 March 2005	150,836

The Company was advised of these transactions on 18 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,165,122 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 March 2005	26,084
15 March 2005	14,092
16 March 2005	1,111
17 March 2005	34,300
18 March 2005	150,836

The Company was advised of these transactions on 18 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,165,122 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 March 2005	26,084
15 March 2005	14,092
16 March 2005	1,111
17 March 2005	34,300
18 March 2005	150,836

The Company was advised of these transactions on 18 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,165,122 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 March 2005	26,084
15 March 2005	14,092
16 March 2005	1,111
17 March 2005	34,300
18 March 2005	150,836

The Company was advised of these transactions on 18 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,165,122 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
14 March 2005	26,084
15 March 2005	14,092
16 March 2005	1,111
17 March 2005	34,300
18 March 2005	150,836

The Company was advised of these transactions on 18 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
18 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,051,596 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 March 2005	18,367
22 March 2005	34,335
23 March 2005	41,608
24 March 2005	19,216

The Company was advised of these transactions on 24 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
24 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,051,596 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 March 2005	18,367
22 March 2005	34,335
23 March 2005	41,608
24 March 2005	19,216

The Company was advised of these transactions on 24 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
24 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,051,596 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 March 2005	18,367
22 March 2005	34,335
23 March 2005	41,608
24 March 2005	19,216

The Company was advised of these transactions on 24 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
24 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,051,596 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 March 2005	18,367
22 March 2005	34,335
23 March 2005	41,608
24 March 2005	19,216

The Company was advised of these transactions on 24 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
24 March 2005

ANGLO AMERICAN PLC

Anglo American Employee Share Ownership Plan

The Butterfield Trust (Guernsey) Limited, as trustee of the Anglo American Employee Share Ownership Plan (the "Trust"), transferred the following Ordinary Shares in the Company to participants of the Anglo American share schemes leaving a balance of 53,051,596 Ordinary Shares held by the Trust:

Date of Transfer	Number of Ordinary Shares
21 March 2005	18,367
22 March 2005	34,335
23 March 2005	41,608
24 March 2005	19,216

The Company was advised of these transactions on 24 March 2005.

The following directors, together with all employees, are potential beneficiaries of the Trust, and are therefore deemed to be technically interested, but the directors were not connected with the transactions that took place on the abovementioned dates.

B E Davison

A W Lea

A J Trahar

N Jordan
Secretary
24 March 2005